Exhibit 99.1

Caledonia Mining Corporation Plc

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL INFORMATION

To the Shareholders of Caledonia Mining Corporation Plc:

Management has prepared the information and representations in this interim report. The unaudited condensed consolidated interim financial statements of Caledonia Mining Corporation Plc and its subsidiaries (the “Group”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and, where appropriate, these statements include some amounts that are based on best estimates and judgment. Management has determined such amounts on a reasonable basis in order to ensure that the unaudited condensed consolidated interim financial statements are presented fairly, in all material respects.

The accompanying Management Discussion and Analysis (“MD&A”) also includes information regarding the impact of current transactions, sources of liquidity, capital resources, operating trends, risks and uncertainties. Actual results in the future may differ materially from our present assessment of this information because future events and circumstances may not occur as expected.

The Group maintains adequate systems of internal accounting and administrative controls, within reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information are produced.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting (“ICOFR”). Any system of ICOFR, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

At March 31, 2021 management evaluated the effectiveness of the Group’s ICOFR and concluded that such ICOFR was effective based on the criteria set forth in the Internal Control Integrated Framework (2013) issued by the Committee of Sponsoring Organisations of the Treadway Commission.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control. The Audit Committee is composed of three independent directors. This Committee meets periodically with management, the internal and external auditors to review accounting, auditing, internal control and financial reporting matters.

These condensed consolidated interim financial statements have not been audited by the Group’s independent auditor.

The unaudited condensed consolidated interim financial statements for the period ended March 31, 2021 were approved by the Board of Directors and signed on its behalf on May 13, 2021.

(Signed) S. R. Curtis	(Signed) J.M. Learmonth

Chief Executive Officer	Chief Financial Officer

1

Caledonia Mining Corporation Plc

Condensed consolidated statements of profit or loss and other comprehensive income

For the three months ended March 31,

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited
	Note	2021	2020

Revenue		25,720	23,602
Less: Royalty		(1,289)	(1,182)
Production costs	6	(12,857)	(10,687)
Depreciation	13	(1,193)	(1,173)
Gross profit		10,381	10,560
Other income	7	23	1,918
Other expenses	8	(258)	(208)
Administrative expenses	9	(1,610)	(1,547)
Cash-settled share-based expense	10.1	(152)	(184)
Net foreign exchange gain	11	273	2,223
Fair value losses on derivative assets	12	(114)	(35)
Operating profit		8,543	12,727
Finance income		3	14
Finance cost		(121)	(152)
Profit before tax		8,425	12,589
Tax expense		(3,002)	(2,910)
Profit for the period		5,423	9,679

Other comprehensive income
Items that are or may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(202)	(1,351)
Total comprehensive income for the period		5,221	8,328

Profit attributable to:
Owners of the Company		4,550	8,240
Non-controlling interests		873	1,439
Profit for the period		5,423	9,679

Total comprehensive income attributable to:
Owners of the Company		4,348	8,240
Non-controlling interests		873	1,439
Total comprehensive income for the period		5,221	9,679

Earnings per share
Basic earnings per share ($)		0.37	0.71
Diluted earnings per share ($)		0.37	0.71

The accompanying notes on pages 6 to 22 are an integral part of these condensed consolidated interim financial statements.

On behalf of the Board: “S.R. Curtis”- Chief Executive Officer and “J.M. Learmonth”- Chief Financial Officer.

2

Caledonia Mining Corporation Plc

Condensed consolidated statements of financial position

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited		March 31	December 31
As at	Note	2021	2020

Assets
Property, plant and equipment	13	131,671	126,479
Exploration and evaluation asset	14	6,958	6,768
Deferred tax asset		96	87
Total non-current assets		138,725	133,334

Inventories	15	14,363	16,798
Prepayments		3,988	1,974
Trade and other receivables	16	11,247	4,962
Income tax receivable		63	76
Derivative financial assets	12	1,045	1,184
Cash and cash equivalents		13,027	19,092
Assets held for sale		500	500
Total current assets		44,233	44,586
Total assets		182,958	177,920

Equity and liabilities
Share capital		74,696	74,696
Reserves		138,108	138,310
Retained loss		(68,274)	(71,487)
Equity attributable to shareholders		144,530	141,519
Non-controlling interests		17,042	16,524
Total equity		161,572	158,043

Liabilities
Provisions		3,334	3,567
Deferred tax liabilities		6,179	4,234
Cash-settled share-based payment - long term portion	10.1	650	1,934
Lease liabilities - long term portion		169	178
Total non-current liabilities		10,332	9,913

Loans and borrowings - short term portion		286	408
Cash-settled share-based payment - short term portion	10.1	1,575	336
Lease liabilities - short term portion		42	61
Income taxes payable		861	495
Trade and other payables	17	8,290	8,664
Total current liabilities		11,054	9,964
Total liabilities		21,386	19,877
Total equity and liabilities		182,958	177,920

The accompanying notes on pages 6 to 22 are an integral part of these condensed consolidated interim financial statements.

3

Caledonia Mining Corporation Plc

Condensed consolidated statements of changes in equity

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited	Note	Share capital	Foreign currency translation reserve	Contributed surplus	Equity-settled share-based payment reserve	Retained loss	Total	Non-controlling interests (NCI)	Total equity
Balance December 31, 2019		56,065	(8,621)	132,591	16,760	(88,380)	108,415	16,302	124,717
Transactions with owners:
Dividends declared		-	-	-	-	(812)	(812)	(157)	(969)
Shares issued:
- Share-based payment	10.1	216	-	-	-	-	216	-	216
- Blanket shares purchased from Fremiro		5,847	-	-	(2,247)	-	3,600	(3,600)	-
Total comprehensive income:
Profit for the period		-	-	-	-	8,240	8,240	1,439	9,679
Other comprehensive income for the period		-	(1,351)	-	-	-	(1,351)	-	(1,351)
Balance at March 31, 2020		62,128	(9,972)	132,591	14,513	(80,952)	118,308	13,984	132,292

Balance December 31, 2020		74,696	(8,794)	132,591	14,513	(71,487)	141,519	16,524	158,043
Transactions with owners:
Dividends declared		-	-	-	-	(1,337)	(1,337)	(355)	(1,692)
Total comprehensive income:
Profit for the period		-	-	-	-	4,550	4,550	873	5,423
Other comprehensive income for the period		-	(202)	-	-	-	(202)	-	(202)
Balance at March 31, 2021		74,696	(8,996)	132,591	14,513	(68,274)	144,530	17,042	161,572

The accompanying notes on pages 6 to 22 are an integral part of these condensed consolidated interim financial statements.

4

Caledonia Mining Corporation Plc

Condensed consolidated statements of cash flows

For the three months ended March 31,

(in thousands of United States Dollars, unless indicated otherwise)

Unaudited
	Note	2021	2020

Cash generated from operations	18	2,550	10,933
Interest received		3	14
Interest paid		(126)	(154)
Tax paid		(464)	(719)
Net cash from operating activities		1,963	10,074

Cash flows used in investing activities
Acquisition of property, plant and equipment		(6,344)	(4,693)
Acquisition of exploration and evaluation assets		(190)	–
Proceeds from disposal of subsidiary		340	900
Net cash used in investing activities		(6,194)	(3,793)

Cash flows from financing activities
Dividends paid		(1,692)	(969)
Term loan repayments		(104)	–
Payment of lease liabilities		(32)	–
Net cash used in financing activities		(1,828)	(969)

Net (decrease)/ increase in cash and cash equivalents		(6,059)	5,312
Effect of exchange rate fluctuations on cash held		(6)	(380)
Net cash and cash equivalents at the beginning of the period		19,092	8,893
Net cash and cash equivalents at the end of the period		13,027	13,825

The accompanying notes on pages 6 to 22 are an integral part of these condensed consolidated interim financial statements.

5

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

1       Reporting entity

Caledonia Mining Corporation Plc (the “Company”) is a company domiciled in Jersey, Channel Islands. The Company’s registered office address is B006 Millais House, Castle Quay, St Helier, Jersey, Channel Islands. These unaudited condensed consolidated interim financial statements as at and for the three months ended March 31, 2021 comprise of the Company and its subsidiaries (the “Group”). The Group’s primary involvement is in the operation of a gold mine and the exploration and development of mineral properties for precious metals.

Caledonia’s shares are listed on the NYSE American LLC stock exchange (symbol - “CMCL”). Depository interests in Caledonia’s shares are admitted to trading on AIM of the London Stock Exchange plc (symbol - “CMCL”). Caledonia voluntary delisted from the Toronto Stock Exchange (the “TSX”) on June 19, 2020. After the delisting the Company remains a Canadian reporting issuer and has to comply with Canadian securities laws until it demonstrates that Canadian shareholders represents less than 2% of issued share capital.

2       Basis of preparation

i)	Statement of compliance

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting and do not include all the information required for full annual financial statements. Accordingly, certain information and disclosures normally included in the annual financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the financial position and performance of the Group since the last annual consolidated financial statements as at and for the year ended December 31, 2020.

ii)	Basis of measurement

The unaudited condensed consolidated interim financial statements have been prepared on the historical cost basis except for:

•	cash-settled share-based payment arrangements measured at fair value on grant and re-measurement dates; and

•	derivative financial instruments measured at fair value.

iii)	Functional currency

These unaudited condensed consolidated interim financial statements are presented in United States Dollars (“$” or “US Dollar” or “USD”), which is also the functional currency of the Company. All financial information presented in United States Dollars has been rounded to the nearest thousand, unless indicated otherwise. Refer to note 11 for changes to Zimbabwean real-time gross settlement, bond notes or bond coins (“RTGS$”) and its effect on the statement of profit or loss and other comprehensive income.

3       Use of accounting assumptions, estimates and judgements

In preparing these unaudited condensed consolidated interim financial statements, management has made accounting assumptions, estimates and judgements that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Changes in estimates are recognised prospectively.

6

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

4       Significant accounting policies

The same accounting policies and methods of computation have been applied consistently to all periods presented in these unaudited condensed consolidated interim financial statements as compared to the Group’s annual financial statements for the year ended December 31, 2020. In addition, the accounting policies have been applied consistently by the Group.

5       Blanket Zimbabwe Indigenisation Transaction

On February 20, 2012 the Group announced it had signed a Memorandum of Understanding (“MoU”) with the Minister of Youth, Development, Indigenisation and Empowerment of the Government of Zimbabwe pursuant to which the Group agreed that indigenous Zimbabweans would acquire an effective 51% ownership interest in the Zimbabwean company owning the Blanket Mine (also referred to herein as “Blanket” or “Blanket Mine” as the context requires) for a paid transactional value of $30.09 million. Pursuant to the above, members of the Group entered into agreements with each indigenous shareholder to transfer 51% of the Group’s ownership interest in Blanket Mine whereby it:

•	sold a 16% interest to the National Indigenisation and Economic Empowerment Fund (“NIEEF”) for $11.74 million;

•	sold a 15% interest to Fremiro Investments (Private) Limited (“Fremiro”), which is owned by indigenous Zimbabweans, for $11.01 million;

•	sold a 10% interest to Blanket Employee Trust Services (Private) Limited (“BETS”) for the benefit of present and future managers and employees for $7.34 million. The shares in BETS are held by the Blanket Mine Employee Trust (“Employee Trust”) with Blanket Mine’s employees holding participation units in the Employee Trust; and

•	donated a 10% ownership interest to the Gwanda Community Share Ownership Trust (“Community Trust”). In addition, Blanket Mine paid a non-refundable donation of $1 million to the Community Trust.

The Group facilitated the vendor funding of these transactions which is repaid by way of dividends from Blanket Mine. 80% of dividends declared by Blanket Mine are used to repay such loans and the remaining 20% unconditionally accrues to the respective indigenous shareholders. Following a modification to the interest rate on June 23, 2017, outstanding balances on these facilitation loans attract interest at a rate of the lower of a fixed 7.25% per annum payable quarterly or 80% of the Blanket Mine dividend in the quarter. The timing of the loan repayments depends on the future financial performance of Blanket Mine and the extent of future dividends declared by Blanket Mine. The Group related facilitation loans were transferred as dividends in specie intra-group and now the loans and most of the interest thereon is payable to the Company.

Accounting treatment

The directors of Caledonia Holdings Zimbabwe (Private) Limited (“CHZ”), a wholly-owned subsidiary of the Company, performed a reassessment using the requirements of IFRS 10: Consolidated Financial Statements (IFRS 10). It was concluded that CHZ should continue to consolidate Blanket Mine after the indigenisation. The subscription agreements with the indigenous shareholders have been accounted for accordingly as a transaction with non-controlling interests and as a share-based payment transaction.

7

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

5       Blanket Zimbabwe Indigenisation Transaction (continued)

Accounting treatment (continued)

The subscription agreements, concluded on February 20, 2012, were accounted for as follows:

•	Non-controlling interests (“NCI”) were recognised on the portion of shareholding upon which dividends declared by Blanket Mine will accrue unconditionally to equity holders as follows:

(a)       20% of the 16% shareholding of NIEEF;

(b)       20% of the 15% shareholding of Fremiro; and

(c)       100% of the 10% shareholding of the Community Trust.

•	This effectively means that NCI was initially recognised at 16.2% of the net assets of Blanket Mine, until the completion of the transaction with Fremiro, whereby the NCI reduced to 13.2% (see below).

•	The remaining 80% of the shareholding of NIEEF and Fremiro was recognised as non-controlling interests to the extent that their attributable share of the net asset value of Blanket Mine exceeds the balance on the facilitation loans, including interest. At March 31, 2021 the attributable net asset value did not exceed the balance on the respective loan account and thus no additional NCI was recognised.

•	The transaction with BETS is accounted for in accordance with IAS 19 Employee Benefits (profit sharing arrangement) as the ownership of the shares does not ultimately pass to the employees. The employees are entitled to participate in 20% of the dividends accruing to the 10% shareholding in Blanket Mine if they are employed at the date of such distribution. To the extent that 80% of the attributable dividends exceeds the balance on the BETS facilitation loan, they will accrue to the employees at the date of such declaration.

•	BETS is an entity effectively controlled and consolidated by Blanket Mine. Accordingly, the shares held by BETS are effectively treated as treasury shares in Blanket Mine and no NCI is recognised.

Fremiro purchase agreement

On November 5, 2018 the Company and Fremiro entered into a sale agreement for Caledonia to purchase Fremiro’s 15% shareholding in Blanket Mine. On January 20, 2020 all substantive conditions to the transaction were satisfied. The Company issued 727,266 shares to Fremiro for the cancellation of their facilitation loan and purchase of Fremiro’s 15% shareholding in Blanket Mine. The transaction was accounted for as a repurchase of a previously vested equity instrument. As a result, the Fremiro share of the NCI of $3,600 was derecognised, shares were issued at fair value, the share-based payment reserve was reduced by $2,247 and the Company’s shareholding in Blanket Mine increased to 64% on the effective date.

8

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

5       Blanket Zimbabwe Indigenisation Transaction (continued)

Blanket Mine’s indigenisation shareholding percentages and facilitation loan balances

		Effective interest	NCI subject to	Balance of facilitation loan #
	Shareholding	& NCI recognised	facilitation loan	March 31, 2021	December 31, 2020
NIEEF	16%	3.20%	12.80%	11,395	11,728
Community Trust	10%	10.00%	–	–	–
BETS ~	10%	- *	- *	7,181	7,447
	36%	13.20%	12.80%	18,576	19,175

* The shares held by BETS are effectively treated as treasury shares (see above).

~ Accounted for under IAS19 Employee Benefits.

# Facilitation loans are accounted for as equity instruments and are accordingly not recognised as loans receivable.

The balance on the facilitation loans is reconciled as follows:

	2021	2020

Balance at January 1,	19,175	30,974
Cancellation of Fremiro loan	–	(11,458)
Finance cost accrued	345	351
Dividends used to repay loan	(944)	(415)
Balance at March 31,	18,576	19,452

Advance dividend loans and balances

In anticipation of completing the underlying subscription agreements, Blanket Mine agreed to advance dividend arrangements with NIEEF and the Community Trust. Advances made to the Community Trust against their right to receive dividends declared by Blanket Mine on their shareholding are as follows:

•	a $2 million payment on or before September 30, 2012;

•	a $1 million payment on or before February 28, 2013; and

•	a $1 million payment on or before April 30, 2013.

These advance payments were debited to a loan account bearing interest at a rate at the lower of a fixed 7.25% per annum, payable quarterly or the Blanket Mine dividend in the quarter to the advanced dividend loan holder. The loan is repayable by way of set-off of future dividends on the Blanket Mine shares owned by the Community Trust. Advances made to NIEEF as an advanced dividend loan before 2013 have been settled through Blanket Mine dividend repayments in 2014. The advance dividend payments were recognised as distributions to shareholders and they are classified as equity instruments. The loans arising are not recognised as loans receivables, because repayment is by way of uncertain future dividends.

9

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

5       Blanket Zimbabwe Indigenisation Transaction (continued)

Amendments to advanced dividend loan agreements

Advance dividend loan modification - Community Trust

On February 27, 2020, the Group, Blanket Mine and the indigenous shareholders of Blanket Mine reached an agreement to change the repayment terms of the advance dividend loan to the Community Trust. The amendment allowed that 20% of the Community Trust share of the Blanket dividend accrues on declaration of the dividend and that the remaining 80% be applied to the advance dividend loan from February 27, 2020. The modification was not considered beneficial to the indigenous shareholders.

The movement in the advance dividend loan to the Community Trust is reconciled as follows:

	2021	2020

Balance at January 1,	994	1,632
Finance cost accrued	17	29
Dividends used to repay advance dividend loan	(400)	(176)
Balance at March 31,	611	1,485

6       Production

	2021	2020

Salaries and wages	5,580	3,955
Consumable materials – Operations	2,970	3,557
Consumable materials – COVID-19	72	–
Electricity costs	2,140	1,829
Safety	182	185
Cash-settled share-based expense (note 10.1(a))	210	27
Gold work in progress	1,166	376
On mine administration	444	683
Pre-feasibility exploration costs	93	75
	12,857	10,687

7       Other income

	2021	2020

Government grant – Gold sale export credit incentive	-	1,911
Other	23	7
	23	1,918

Government grant – Gold sale export credit incentive

The Reserve Bank of Zimbabwe (“RBZ”) first announced an export credit incentive (“ECI”) on the gold proceeds received for all large-scale gold mine producers during 2016. The ECI is calculated as a percentage of the gold proceeds less the charges of Fidelity.

10

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

7       Other income (continued)

The below table indicates when the ECI was applicable and the percentages granted, as announced by the Zimbabwean Government:

ECI applicable periods	Percentage
May 1, 2016 – December 31, 2017	3.5%
January 1, 2018 – January 31, 2018	2.5%
February 1, 2018 – February 20, 2019	10%
February 21, 2019 – March 9, 2020	0%
March 10, 2020 – June 26, 2020	25%

All incentives granted by the Zimbabwean Government were included in other income when determined receivable. Incentives were received in Blanket Mine’s RTGS$ account. The ECI fell away after June 26, 2020.

8       Other expenses

	2021	2020

Intermediated Money Transaction Tax	127	114
Solar evaluation cost	–	48
COVID-19 donations *	74	–
Community and social responsibility cost	6	46
Impairment of property, plant and equipment	51	–
	258	208

* Blanket Mine donated $74 (2020: $Nil) towards a clinic in Gwanda, in helping to curb the spread of COVID-19 and the impacts thereof.

9       Administrative expenses

	2021	2020

Investor relations	90	96
Audit fee	67	62
Advisory services fees	87	112
Listing fees	99	110
Directors fees – Company	122	70
Directors fees – Blanket	11	11
Employee costs	1,061	821
Other office administration cost	60	176
Travel costs	13	89
	1,610	1,547

11

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

10       Share-based payments

10.1       Cash-settled share-based payments

The Group has expensed the following cash-settled share-based expense arrangements for the three months ended March 31:

	Note	2021	2020

Restricted Share Units and Performance Units	10.1(a)	161	172
Caledonia Mining South Africa employee incentive scheme	10.1(b)	(9)	12
		152	184

(a)       Restricted Share Units and Performance Units

Certain management and employees within the Group are granted Restricted Share Units (“RSUs”) and Performance Units (”PUs”) pursuant to provisions of the 2015 Omnibus Equity Incentive Compensation Plan (“OEICP”). All RSUs and PUs were granted and approved at the discretion of the Compensation Committee of the Board of Directors.

RSUs vest three years after grant date given that the service condition of the relevant employees have been fulfilled. The value of the vested RSUs is the number of RSUs vested multiplied by the fair market value of the Company’s shares, as specified by the OEICP, on the date of settlement.

PUs have a performance condition based on gold production and a performance period of one up to three years. The number of PUs that vest will be the relevant portion of the PUs granted multiplied by the performance multiplier, which will reflect the actual performance in terms of the performance conditions compared to expectations on the date of the award.

RSU holders are entitled to receive dividends over the vesting period. Such dividends will be reinvested in additional RSUs at the then applicable share price. PUs have rights to dividends only after they have vested.

RSUs and PUs allow for settlement of the vesting date value in cash or, subject to conditions, shares issuable at fair market value or a combination of both at the discretion of the unitholder.

The fair value of the RSUs at the reporting date was based on the Black Scholes option valuation model. The fair value of the PUs at the reporting date was based on the Black Scholes option valuation model less the fair value of the expected dividends during the vesting period multiplied by the performance multiplier expectation. At the reporting date it was assumed that there is a 93%-100% probability that the performance conditions will be met and therefore a 93%-100% (2020: 93%-100%) average performance multiplier was used in calculating the estimated liability. The liability as at March 31, 2021 amounted to $2,204 (2020: $2,240). Included in the liability as at March 31, 2021 is an amount of $210 (2020: $27) that was expensed and classified as production costs; refer to note 6. During the quarter PUs to the value of $416 vested and were settled in cash.

12

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

10       Share-based payments (continued)

10.1       Cash-settled share-based payments (continued)

(a)       Restricted Share Units and Performance Units (continued)

The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability on:

	March 31,		December 31,
	2021		2020
	RSUs	PUs	RSUs	PUs
Fair value (USD)	$14.83	$14.29	$15.88	$15.51
Share price (USD)	$14.29	$14.29	$15.88	$15.88

Share units granted:
	RSUs	PUs	RSUs	PUs

Grant - January 19, 2017	4,443	17,774	4,443	17,774
Grant - January 11, 2019	–	95,740	–	95,740
Grant - March 23, 2019	–	28,287	–	28,287
Grant - June 8, 2019	–	14,672	–	14,672
Grant - January 11, 2020	17,585	114,668	17,585	114,668
Grant - March 31, 2020	–	1,971	–	1,971
Grant - June 1, 2020	–	1,740	–	1,740
Grant - September 9, 2020	–	1,611	–	1,611
Grant - September 14, 2020	–	20,686	–	20,686
Grant - October 5, 2020	–	514	–	514
Grant - January 11, 2021	–	78,875	–	–
RSU dividends reinvested	1,127	–	995	–
Settlements/ terminations	(5,052)	(41,050)	(5,052)	(17,774)
Total awards	18,103	335,488	17,971	279,889

(b)	Caledonia Mining South Africa employee incentive scheme

From 2017 until 2019 Caledonia Mining South Africa Proprietary Limited granted awards to its employees that entitle them to a cash pay-out at the Company’s share price on November 30 of each year over a 3-year period from the grant date. The cash-settled share-based payment liability was calculated based on the number of awards expected to vest multiplied by the Company’s Black Scholes option valuation fair value of £10.63 at the reporting date and apportioned for the quantity vested over the total vesting period. The liability relating to these cash-settled share-based payment awards amounted to $21 (December 31, 2020: $30) and the fair value adjustment included in the unaudited condensed consolidated interim financial statements of profit or loss and other comprehensive income amounted to ($9) (2020: $12) for the three months ended March 31, 2021. The following assumptions were used in estimating the fair value of the cash-settled share-based payment liability for the quarter ended March 31, 2021.

13

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

10       Share-based payments (continued)

10.1       Cash-settled share-based payments (continued)

(b)	Caledonia Mining South Africa employee incentive scheme (continued)

During September 2020 it was communicated to employees of Caledonia Mining South Africa Proprietary Limited that because going forwards they would receive awards of PUs under the OEICP, a discretionary 10% cash bonus scheme would gradually replace the current cash-settled share-based scheme and no more awards would be made under that scheme. To the extent their cash-settled share-based payments fall short of the cash bonus, they would receive an amount to make up the shortfall.

	March 31	December 31
	2021	2020
	Awards
Grant – August 2018 (3-year term)	5,918	5,918
Grant - August 2019 (3-year term)	9,034	9,034
Awards paid out/ expired	(12,093)	(11,941)
Total awards outstanding	2,859	3,011

Estimated awards expected to vest	100%	100%

11       Net foreign exchange gain

On October 1, 2018 the RBZ issued a directive to Zimbabwean banks to separate foreign currency from RTGS$ in the accounts held by their clients and pegged the RTGS$ at 1:1 to the US Dollar. On February 20, 2019 the RBZ issued a further monetary policy statement, which allowed inter-bank trading between RTGS$ and foreign currency. The interbank rate was introduced at 2.5 RTGS$ to 1 US Dollar and traded at 84.40 RTGS$ to 1 US Dollar as at March 31, 2021 (December 31, 2020: 81.79 RTGS$). Throughout these announcements and to the date of issue of these financial statements the US Dollar has remained the primary currency in which the Group’s Zimbabwean entities operate and the functional currency of these entities.

Further, the RBZ issued a directive to Zimbabwean banks to separate foreign currency (“Foreign currency”) and RTGS$ for bank accounts held by clients on October 1, 2018. Subsequent to the directive, the RBZ announced that 30% of Blanket Mine’s gold proceeds will be received in Foreign currency (i.e., United States Dollars) and the remainder received as RTGS$. From November 12, 2018 the RBZ increased the Foreign currency allocation from 30% to 55%, from 55% to 70% on May 26 ,2020 and decreased the allocation to 60% on January 8, 2021, with the remainder received as RTGS$. The allocation percentages remained in effect up to the date of approval of these financial statements. Further, the Company participated in the Foreign currency auction introduced by the Zimbabwean Government to exchange RTGS$ for US Dollars during 2021 and obtained allotments from the RBZ.

Previously there was uncertainty about what currency would be used to settle amounts owed to the Zimbabwe Government. The announcement of S.I. 142 clarified the Zimbabwean Government’s intentions that these liabilities were always denominated in RTGS$ and that RTGS$ would be the currency in which they would be settled. The devaluation of the deferred tax and electricity liabilities contributed the largest portion of the foreign exchange gain set out below.

14

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

11       Net foreign exchange gain (continued)

The table below illustrates the effect the weakening of the RTGS$ and other foreign currencies had on the statement of profit or loss and other comprehensive income.

	2021	2020

Unrealised foreign exchange gain	266	2,483
Realised foreign exchange gain/ (loss)	7	(260)
Net foreign exchange gain	273	2,223

12       Derivative financial assets

	2021	December 31, 2020

Derivatives not designated as hedging instruments:
Gold exchange-traded fund ("Gold ETF")	1,045	1,184
Gold hedge	–	–
	1,045	1,184

Gold ETF

In April 2020 the South African subsidiary, Caledonia Mining South Africa Proprietary Limited, purchased a Gold ETF through Standard Bank Limited at a cost of $1,058. The Gold ETF is denominated in South African Rand and the instrument is utilised to invest excess short-term Rands on hand at the South African subsidiary. The Gold ETF’s value tracks the US spot gold price and was entered into to offset fluctuations in the South African Rand against the US Dollar. The total expense, representing the change in the Rand tracked USD spot gold price, amounted to $114 (2020: $Nil) for the three months ended March 31, 2021. Foreign currency translation gains, due to the fluctuations in the Rand against the US Dollar on the translation of the foreign subsidiary, amounted to $26 (2020: $Nil).

Gold hedge

The Company entered into a hedge in November 2019 at a cost of $379. The hedge was in the form of put options in respect of 4,600 ounces of gold per month for the period January to June 2020 exercisable at a strike price of $1,400 per ounce. At March 31, 2021 the mark-to-market valuation, that represents the fair value of the hedge, amounted to $Nil (2020: $35). The put options were entered into by the Company for economic hedging purposes to ensure sufficient cash availability for Blanket Mine’s capital investment plan, rather than as a speculative investment. The hedge expired on June 30, 2020.

Fair value losses on derivative assets	2021	2020

Gold ETF	114	–
Gold hedge	–	35
	114	35

15

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

13       Property, plant and equipment

Cost	Land and Buildings	Mine development, infrastructure and other	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant ~	Total

Balance at January 1, 2020	10,833	90,542	36,395	1,018	2,538	–	141,326
Additions*	1	19,507	4,221	219	458	372	24,778
Derecognised plant and equipment	–	–	(238)	–	–	–	(238)
Reallocations between asset classes	930	(1,210)	280	–	–	–	–
Foreign exchange movement	(7)	–	(14)	(2)	(1)	20	(4)
Balance at December 31, 2020	11,757	108,839	40,644	1,235	2,995	392	165,862
Additions*	–	5,661	698	6	–	76	6,441
Impairments	–	–	(72)	–	–	–	(72)
Reallocations between asset classes	731	(787)	56	–	–	–	–
Foreign exchange movement	(195)	–	–	(8)	(1)	(4)	(208)
Balance at March 31, 2021	12,293	113,713	41,326	1,233	2,994	464	172,023

*	Included in additions is an amount of $6,219 (2020: $15,771) relating to capital work in progress (“CWIP”) and contains $3 (December 31, 2020: $53) of borrowing costs capitalised from the term loan. As at quarter end $91,698 of CWIP was included in the cost closing balance (2020: $85,479).

~

On July 6, 2020 the Board appointed Voltalia as the contractor for the engineering, procuring and constructing of a solar plant to be owned by a subsidiary of the Company and supply Blanket Mine with power. All solar costs that were incurred before July 6, 2020 were accounted for as other expenses and accounted through profit or loss. Solar costs incurred after approval by the Board are accounted for as Property, plant and equipment as it became clear and probable that future economic benefits will flow to the project. The 40-hectare site for the project has been cleared and fenced and is ready for civil work to commence.  Construction of the 12MWac solar plant is expected to be completed in April 2022.

Included in Prepayments is an advance payment amount of $1,821 paid to Voltalia in terms of the EPC agreement.

16

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

13       Property, plant and equipment (continued)

Accumulated depreciation and Impairment losses	Land and Buildings	Mine development, infrastructure and other	Plant and equipment	Furniture and fittings	Motor vehicles	Solar Plant	Total

Balance at January 1, 2020	5,413	6,325	20,050	753	2,273	–	34,814
Depreciation for the period	1,030	648	2,691	102	157	–	4,628
Accumulated depreciation for derecognised plant and equipment	–	–	(56)	–	–	–	(56)
Foreign exchange movement	3	–	–	(6)	–	–	(3)
Balance at December 31, 2020	6,446	6,973	22,685	849	2,430	–	39,383
Depreciation for the period	284	174	654	33	48	–	1,193
Accumulated depreciation for impairments	–	–	(21)	–	–	–	(21)
Foreign exchange movement	(194)	–	–	(9)	–	–	(203)
Balance at March 31, 2021	6,536	7,147	23,318	873	2,478	–	40,352

Carrying amounts
At December 31, 2020	5,311	101,866	17,959	386	565	392	126,479
At March 31, 2021	5,757	106,566	18,008	360	516	464	131,671

17

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

14       Exploration and evaluation assets

	Glen Hume	Connemara North	GG	Eagle Vulture, Mascot & Penzance	Sabiwa	Total

Balance at January 1, 2020	–	–	3,441	3,416	282	7,139
- Option payments	2,500	300	–	–	–	2,800
- Consumables and drilling	161	–	28	–	–	189
- Labour	–	–	35	11	–	46
- Power	–	–	19	3	2	24
Reallocate to assets held for sale *	–	–	–	(500)	–	(500)
Impairment *	–	–	–	(2,930)	–	(2,930)
Balance at December 31, 2020	2,661	300	3,523	–	284	6,768
- Consumables and drilling	164	–	2	–	–	166
- Labour	–	–	12	–	–	12
- Power	–	–	11	–	1	12
Balance at March 31, 2021	2,825	300	3,548	–	285	6,958

*

Management determined the fair value of Eagle Vulture, Mascot and Penzance as the future sale price as agreed by independent parties in the sale contract that amounted to $500. The carrying amount of Eagle Vulture, Mascot and Penzance before the impairment was $3,430 and the write down resulted in an impairment expense of $2,930. The $500 carrying value was reallocated to Assets held for sale in December, 2020.

The Eagle Vulture, Mascot and Penzance’s settlement will occur when permission is obtained from the Zimbabwean Ministry of Mines to transfer the mining claims.

18

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

15       Inventories

	2021	December 31, 2020

Consumable stores	14,363	15,632
Gold in progress	–	1,166
	14,363	16,798

16       Trade and other receivables

	2021	December 31, 2020

Bullion sales receivable	7,822	1,311
VAT receivables	2,665	2,278
Deferred consideration on the disposal of subsidiary	760	1,100
Deposits for stores, equipment and other receivables	–	273
	11,247	4,962

17       Trade and other payables

	2021	2020

Trade payables and accruals	1,393	1,897
Electricity accrual	1,680	735
Audit fee	261	273
Shareholders for dividend (Non-controlling interest)	–	208
Other payables	679	1,209
Connemara North - exploration option	300	300
Financial liabilities	4,313	4,622

Production and management bonus accrual - Blanket Mine	200	467
Other employee benefits	273	794
Leave pay	2,398	2,098
Executive bonus provision	14	–
Accruals	1,092	683
Non-financial liabilities	3,977	4,042
Total	8,290	8,664

19

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

18       Cash flow information

Non-cash items and information presented separately on the cash flow statement:

	2021	2020

Operating profit	8,543	12,727
Adjustments for:
Impairment of property, plant and equipment	51	–
Unrealised foreign exchange gains (note 11)	(265)	(2,483)
Cash-settled share-based expense (note 10.1)	297	184
Cash-settled share-based expense included in production costs (note 6)	210	27
Settlement of cash-settled share-based expense	(416)	–
Depreciation	1,193	1,173
Fair value loss on derivative assets (note 12)	114	35

Cash generated by operations before working capital changes	9,727	11,663

Inventories	2,416	(1,071)
Prepayments	(2,597)	(35)
Trade and other receivables	(6,904)	(1,884)
Trade and other payables	(92)	2,260
Cash generated by operations	2,550	10,933

19       Operating Segments

The Group's operating segments have been identified based on geographic areas. The strategic business units are managed separately because they require different technology and marketing strategies. For each of the strategic business units, the Group’s CEO reviews internal management reports on at least a quarterly basis. Zimbabwe and South Africa describe the operations of the Group's reportable segments. The Zimbabwe operating segment comprises Caledonia Holdings Zimbabwe (Private) Limited and subsidiaries Blanket Mine (1983) (Private) Limited and Caledonia Mining Services (Private) Limited. The South African geographical segment comprises a gold mine that is on care and maintenance (and now sold), as well as sales made by Caledonia Mining South Africa Proprietary Limited to the Blanket Mine. The holding company (Caledonia Mining Corporation Plc) and Greenstone Management Services Holdings Limited (a UK company) responsible for administrative functions within the Group are taken into consideration in the strategic decision-making process of the CEO and are therefore included in the disclosure below. Reconciling amounts do not represent a separate segment. Information regarding the results of each reportable segment is included below. Performance is measured based on segment profit before income tax, as included in the internal management report that are reviewed by the Group's CEO. Segment profit is used to measure performance as management believes that such information is the most relevant in evaluating the results of certain segments relative to other entities that operate within these industries.

20

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

19       Operating Segments (continued)

Information about reportable segments

For the three months ended March 31, 2021	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	25,720	–	–	–	25,720
Inter-segmental revenue	–	4,107	(4,107)	–	–
Royalty	(1,289)	–	–	–	(1,289)
Production costs	(12,777)	(3,812)	3,732	–	(12,857)
Depreciation	(1,251)	(38)	107	(11)	(1,193)
Other income	28	(5)	–	–	23
Other expenses	(258)	–	–	–	(258)
Administrative expenses	(35)	(481)	–	(1,094)	(1,610)
Management fee	(579)	579	–	–	–
Cash-settled share-based expense	(271)	(128)	210	37	(152)
Net foreign exchange gain (loss)	207	(90)	56	100	273
Fair value loss on derivative assets	–	(114)	–	–	(114)
Net finance cost	(954)	3	–	833	(118)
Profit before tax	8,541	21	(2)	(135)	8,425
Tax expense	(2,828)	(30)	(144)	–	(3,002)
Profit after tax	5,713	(9)	(146)	(135)	5,423

As at March 31, 2021	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	28,544	3,899	(16)	11,806	44,233
Non-Current (excluding intercompany)	138,848	955	(4,471)	3,393	138,725
Expenditure on property, plant and equipment (note 13)	6,556	274	(342)	(47)	6,441
Expenditure on evaluation and exploration assets (note 14)	26	–	–	164	190
Intercompany balances	18,611	6,859	(72,235)	46,765	–

Geographic segment liabilities:
Current (excluding intercompany)	(7,617)	(1,190)	–	(2,247)	(11,054)
Non-current (excluding intercompany)	(9,626)	–	113	(819)	(10,332)
Intercompany balances	280	(34,161)	72,235	(38,354)	–

21

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

19       Operating Segments (continued)

For the three months ended March 31, 2020	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Revenue	23,602	–	–	–	23,602
Inter-segmental revenue	–	–	–	–	–
Royalty	(1,182)	–	–	–	(1,182)
Production costs	(10,831)	(2,981)	3,125	–	(10,687)
Depreciation	(1,232)	(24)	93	(10)	(1,173)
Other income	1,916	2	–	–	1,918
Other expenses	(114)	(56)	(38)	–	(208)
Administrative expenses	(81)	(377)	–	(1,089)	(1,547)
Management fee	(705)	705	–	–	–
Cash-settled share-based expense	–	(12)	27	(199)	(184)
Net foreign exchange gain (loss)	1,998	(657)	(1)	883	2,223
Profit with sale of subsidiary	–	–	–	–	–
Fair value loss on derivative assets	–	–	–	(35)	(35)
Net finance cost	(155)	12	–	5	(138)
Dividends received	–	–	–	–	–
Profit before tax	13,216	(3,388)	3,206	(445)	12,589
Tax expense	(2,950)	82	–	(42)	(2,910)
Profit after tax	10,266	(3,306)	3,206	(487)	9,679

As at March 31, 2020	Zimbabwe	South Africa	Inter-group eliminations adjustments	Corporate and other reconciling amounts	Total

Geographic segment assets:
Current (excluding intercompany)	26,428	5,378	(35)	2,551	34,322
Non-Current (excluding intercompany)	118,867	179	(2,671)	234	116,609
Expenditure on property, plant and equipment (note 13)	4,374	6	(308)	–	4,072
Expenditure on evaluation and exploration assets (note 14)	28	–	–	–	28
Intercompany balances	11,698	3,491	(49,888)	34,699	–

Geographic segment liabilities:
Current (excluding intercompany)	(9,440)	(1,471)	–	(613)	(11,524)
Non-current (excluding intercompany)	(6,787)	(23)	201	(506)	(7,115)
Intercompany balances	–	(18,033)	49,888	(31,855)	–

Major customer

Revenues from Fidelity amounted to $25,720 (2020: $23,602) for the three months ended March 31, 2021.

22

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

DIRECTORS AND OFFICERS at May 13, 2021

BOARD OF DIRECTORS	OFFICERS
L.A. Wilson (2) (3) (4) (6) (8)	S. R. Curtis (5) (6) (7) (8)
Chairman of the Board	Chief Executive Officer
Non-executive Director	Johannesburg, South Africa
Florida, United States of America

S. R. Curtis (5) (6) (7) (8)	D. Roets (5) (6) (7) (8)
Chief Executive Officer	Chief Operating Officer
Johannesburg, South Africa	Johannesburg, South Africa

J. L. Kelly (1) (2) (3) (4) (6) (8)	M. Learmonth (6) (7)
Non-executive Director	Chief Financial Officer
Connecticut, United States of America	Jersey, Channel Islands

J. Holtzhausen (1) (2) (4) (5) (6)	A. Chester (7) (8)
Chairman Audit Committee	General Counsel, Company Secretary
Non-executive Director,	and Head of Risk and Compliance
Cape Town, South Africa	Jersey, Channel Islands

M. Learmonth (6) (7)	BOARD COMMITTEES
Chief Financial Officer	(1) Audit Committee
Jersey, Channel Islands	(2) Compensation Committee
(3) Corporate Governance Committee
J. McGloin (1) (3) (4) (5) (6)	(4) Nomination Committee
Non-executive Director	(5) Technical Committee
Bishops Stortford, United Kingdom	(6) Strategic Planning Committee
(7) Disclosure Committee
N. Clark (4) (5) (6)	(8) ESG Committee
Non-executive Director
East Molesey, United Kingdom

G. Wildschutt (3) (4) (6) (8)
Non-executive Director
Johannesburg, South Africa

23

Caledonia Mining Corporation Plc

Notes to the Condensed Consolidated Interim Financial Statements

(in thousands of United States Dollars, unless indicated otherwise

CORPORATE DIRECTORY as at May 13, 2021

CORPORATE OFFICES	SOLICITORS
Jersey – Head and Registered Office	Mourant Ozannes (Jersey)
Caledonia Mining Corporation Plc	22 Grenville Street
B006 Millais House	St Helier
Castle Quay	Jersey
St Helier	Channel Islands
Jersey JE2 3NF
Borden Ladner Gervais LLP (Canada)
Caledonia Mining South Africa Proprietary Limited	Suite 4100, Scotia Plaza
P.O Box 4628 PArk2132	40 King Street West
Weltevreden park	Toronto, Ontario M5H 3Y4 Canada
1715
South Africa	Memery Crystal LLP (United Kingdom)
165 Fleet Street
Caledonia Holdings Zimbabwe (Private) Limited	London EC4A 2DY
P.O. Box CY1277	United Kingdom
Causeway, Harare
Zimbabwe	Dorsey & Whitney LLP (US)
TD Canada Trust Tower
Capitalisation (May 13, 2021)	Brookfield Place
Authorised: Unlimited	161 Bay Street
Shares, Warrants and Options Issued:	Suite 4310
Shares: 12,118,823	Toronto, Ontario
Options: 28,000	M5J 2S1 Canada

SHARE TRADING SYMBOLS	AUDITORS
NYSE American - Symbol “CMCL”	BDO South Africa Incorporated
AIM - Symbol “CMCL”	Wanderers Office Park
52 Corlett Drive
BANKERS	Illovo 2196
Barclays	South Africa
13 Library Place	Tel: +27(0)10590 7200
St Helier, Jersey
REGISTRAR & TRANSFER AGENT
Computershare
150 Royall Street,
Canton, Massachusetts, 02021
Tel: +1800736 3001 or +1781575 3100

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